Exhibit 99.1

Buenos Aires,

August 3, 2012

To the

Comisión Nacional de Valores (National Securities Commission)

Re: Material Event –Issuance of Class III Notes

Dear Sirs,

We are writing to you in order to inform you of the following:

i)	At the Extraordinary Shareholders’ Meeting held on August 2, 2012, the delegation of the necessary powers to the Board of Directors in order to issue notes within the framework of the Global Program of simple, short, mid-and/or long term Notes, non-convertible into shares for a maximum outstanding face value of up to US$ 60,000,000 or the equivalent thereof in another currency (the “Program”) was ratified.

ii)	The Board of Directors of Grupo Financiero Galicia S.A. (the “Company”) resolved on August 2, 2012, to approve the issuance of Class III Notes for a total global maximum face value of up to US$ 60,000,000 (extendible up to US$ 80,000,000) under the Program and the terms and conditions set forth in the corresponding Price Supplement.

The Company will provide timely notice of the issuance date of such Notes.

Sincerely,

Jose Luis Gentile
Attorney-in-fact
Grupo Financiero Galicia S.A.